UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/19 (MM/DD/YY) AND ENDING 04/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West 7th Street, Suite 1000
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Parker — 304-476-6002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of June 26, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN R ZEHNTNER
Notary ID #125980802
My Commission Expires
April 16, 2023

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

RHODES SECURITIES, INC.
Contents

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Rhodes Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc. (the Company) as of April 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
June 26, 2020

We have served as the Company's auditor since 2017.

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2020

ASSETS		
Cash	$	183,731
Commissions receivable		357,567
Clearing deposit		75,000
Prepaid expenses		1,487
Operating lease - right of use asset		171,455
Prepaid federal income tax		5,320
Deferred tax asset		25,309
Property and equipment, at cost, net of accumulated depreciation and amortization of $187,212		11,136
TOTAL ASSETS	$	831,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	417,515
Operating lease - liability		171,455
State income taxes payable		9,250
Total Liabilities		598,220
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, Series 2, 5,000 shares authorized, 0 shares issued and outstanding.		-
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding.		21,000
Additional paid-in capital		33,100
Retained earnings		255,086
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		232,785
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	831,005

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2020

Revenues

Securities commissions	$	799,759
Distribution fees		1,310,737
Interest income		68,716
Margin interest		35,796
Reimbursed expenses		625,565
Other		160,551
Total Revenue		3,001,124

Expenses

Commissions and related costs-registered representatives	1,198,845
Compensation and related costs-officers and employees	889,899
Clearing charges	76,917
Communications	73,967
Errors and bad debts	10,283
Interest expense	1,847
Occupancy and equipment costs	229,463
Professional fees	94,816
Promotional costs	26,439
Other	264,521
Total Expenses	2,866,997
Net income before income taxes	134,127
Provision for (benefit) income taxes	39,291
Net Income	$ 94,836

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2020

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at April 30, 2019	$ 207,800	$ 21,000	$ 33,100	$ 160,250	$ (76,401)	$ 345,749
Preferred stock buy-back	(207,800)	--	--	-	--	(207,800)
Net income	--	--	--	94,836	--	94,836
Balances at April 30, 2020	$ --	$ 21,000	$ 33,100	$ 255,086	$ (76,401)	$ 232,785

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2020

Cash flows from operating activities		
Net income	$	94,836
Adjustments to reconcile net income to net		
cash used in operating activities:		
Depreciation and amortization		6,548
Deferred tax benefit		--
Changes in operating assets and liabilities:		
Decrease in commissions receivable		984
Increase in operating lease - right of use asset		(171,455)
Increase in operating lease - liability		171,455
Decrease in prepaid expenses		54,757
Increase in accounts payable and accrued liabilities		17,152
Increase in state income taxes payable		1,484
Net cash provided by operating activities		175,761
Cash flows from investing activities		
Loans to affiliates		59,814
Purchase of Property and Equipment		--
Net cash provided by investing activities		59,814
Cash flows from financing activities		
Buy-back of preferred stock		(207,800)
Net cash used in financing activities		(207,800)
Net increase in cash		27,775
Cash at beginning of year		155,956
Cash at end of year	$	183,731
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes - state	$	5,116
Interest	$	1,847

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Recently Adopted Accounting Pronouncements

On May 1, 2019, the Company adopted ASC Topic 842, *Leases* and has applied the effective date option and recognized a cumulative effect adjustment of $269,993 in the period of adoption. There was no impact to opening retained earnings. We determine if an arrangement is a lease at inception. The operating lease right of use asset ("ROU") and the corresponding lease liability are reported separately on the Statement of Financial Condition.

Leases

On January 20, 2006, and subsequently amended most recently on March 30, 2016, the Company entered into one operating lease relating to our main office which expires on May 31, 2022. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

The ROU asset represents our right to use the underlying asset for the lease term and the lease liability represents our obligation to make lease payments arising from the lease. Any future operating lease ROU asses and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. Our operating lease did not provide an implicit rate, we used our annual estimated incremental borrowing rate of 4.00% at May 1, 2019, based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Distribution Fees - Mutual Funds and Insurance and Annuity Products

The Company earns revenue for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations are recognized as revenue upon issuance of the related invoice. The Company had receivables related to contracts from customers of $358,551 and $357,567 at April 30, 2019 and at April 30, 2020, respectively. The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at April 30, 2019 and at April 30, 2020, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company is subject to state income taxes.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2020, the Company had net capital of $184,583, which was $134,583 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.31 to 1.

Note 3 - <u>Transactions with Clearing Broker-Dealer</u>

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

Note 4 - <u>Property and Equipment</u>

Property and equipment consists of the following:

Furniture	$	77,048
Equipment		91,848
Leasehold improvements		29,452
		198,348
Less accumulated depreciation and amortization		(187,212)
	$	11,136

Depreciation and amortization expense totaled $ 6,548 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - <u>Income Taxes</u>

The provision for income taxes consists of the following:

Current federal income tax expense	$	35,167
Deferred income tax expense (benefit)		-
Current state income tax expense		4,124
Total income tax expense (benefit)	$	39,291

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes because of permanent differences related to nondeductible expenses and state taxes.

Deferred income tax assets, liabilities:

Net property and equipment	$	25,309
Net deferred tax asset	$	25,309

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year vesting schedule. The Company made discretionary matching and profit sharing contributions of $130,494 and incurred administrative fees totaling $2,375 for the year ended April 30, 2020.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $357,567 and $75,000, respectively, totaling $432,567, which represents approximately 52% of the Company's total assets.

Note 8 - Commitments and Contingencies

Commitments

The Company leases office facilities in Fort Worth, TX under a noncancelable operating lease expiring in May 2022. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. The Company also leases two copiers under a noncancelable operating lease, expiring in December, 2021. Future minimum lease commitments follow for each of the years ending April 30;

2021	$	101,799
2022		98,883
2023		7,754
	$	208,436
Less: Present value discount		(36,981)
Operating lease – liability	$	171,455

Lease expense for the year relating to office facilities was $97,408, and was $8,571 relating to the copiers.

Note 9 - Related Party Transactions

The Company and Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance sales company, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported $600,019 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, totaling approximately $2.3 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renews on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $293,000 for the year ended April 30, 2020 and have been reported as expense reimbursements or reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2020 no money was due to the Company from RIA.

Note 10 – Subsequent Events

In March, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Therefore, the effects upon our business, results of operations, cash flows and financial position cannot be reasonably estimated at this time.

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2020, through June 26, 2020, the date the financials were available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2020

Computation of Net Capital

Total stockholders' equity qualified for net capital			$	232,785

Deductions and/or charges
  Non-allowable assets:

Commissions receivable	$	4,950		
Related party receivables		0		
Deferred tax asset		25,309		
Prepaid expenses		1,487		
Prepaid federal income tax		5,320		
Property and equipment, net		11,136		(48,202)
Net capital			$	184,583

Aggregate Indebtedness

Accounts payable and accrued liabilities		$	414,966
State income taxes payable			11,799
Total aggregate indebtedness		$	426,765

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		$	50,000
Net capital in excess of minimum requirement		$	134,583
Ratio of aggregate indebtedness to net capital		2.31	to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1
 as of April 30, 2020 as filed by Rhodes Securities, Inc. on form X-17-A-5.
 Accordingly, no reconciliation is necessary.

MOSS̲ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Rhodes Securities, Inc.

We have reviewed management's statements, included in the accompanying Rhodes Securities, Inc. Exemption Report, in which (1) Rhodes Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rhodes Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the exemption provisions), and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Rhodes Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
June 26, 2020



RHODES SECURITIES
INCORPORATED

endurance. strength. vision.

MEMBER · FINRA · SIPC · SIFMA

Rhodes Securities, Inc.'s Exemption Report

Rhodes Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: CEO
06/26/2020

Fort Worth Club Building · Suite 1000
306 West 7th Street · Fort Worth, Texas 76102-4905

ph: 817.334.0455 · tf: 800.330.0455 · fx: 817.334.0063
www.rhodessecurities.com

Insurance and investment advisory products offered through Rhodes Investment Advisors, Inc.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Rhodes Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Rhodes Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2020, with the total revenue amounts reported in Form SIPC-7 for the year ended April 30, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
June 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 04/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-37689 FINRA APR 06/05/1987
RHODES SECURITIES INC
FORT WORTH CLUB BUILDING
306 WEST 7TH STREET
STE 1000
FORT WORTH, TX 76102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304.476.6002

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1460

B. Less payment made with SIPC-6 filed (exclude interest) (794)
11/18/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 666

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 666

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 666.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RHODES SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of June, 2020.

President, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05/01/2019
and ending 04/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3001124
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1310738
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76917
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	625565
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1846	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 14318	
Enter the greater of line (i) or (ii)	14318
Total deductions	2027538
2d. SIPC Net Operating Revenues	$ 973586
2e. General Assessment @ .0015	$ 1460 (to page 1, line 2.A.)